MOLECULAR TEMPLATES, INC.

9301 Amberglen Blvd, Suite 100

Austin, Texas 78729

June 29, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abigail Jacobs

Re:	Molecular Templates, Inc.
Registration Statement on Form S-3
Filed May 25, 2018
File No. 333-225223
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Molecular Templates, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-225223) (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on July 3, 2018, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

If you have any questions regarding this request, please contact William C. Hicks, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-1799.

Very truly yours,

Molecular Templates, Inc.

/s/ Eric E. Poma
By: Eric E. Poma
Title: Chief Executive Officer and Chief Scientific Officer

cc:	Matthew J. Gardella, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.